UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2020

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

1F, Building 1B

No. 58 Jianguo Road, Chaoyang District

Beijing 100024, People’s Republic of China

(Address of Principal Executive Offices.)

1F, Building 7

No. 58 Jianguo Road, Chaoyang District

Beijing 100024, People’s Republic of China

(Former Address of Principal Executive Offices)

1177 Avenue of the Americas

5th Floor

New York, NY 10036

(646) 694-8538

(New York Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 3, 2020, the Board of Directors of Wins Finance Holdings Inc. (the “Company”) appointed Yuchan Cheng to the position of Chief Financial Officer of the Company.

Ms. Yuchan Cheng served as finance director at Runfa Investment Group, a private investment company focuses on the energy industry, from April 2019 to June 2020. From May 2017 to January 2019, she served as finance Director at Beijing Tong Cheng Yi Long Network Technology Co. LTD, an internet finance company. Ms Cheng also served as finance director at OMEGA International Group, an U.S. privately owned company focusing on professional services (consulting, finance/accounting, legal) from August 2013 to March 2017. She served as finance manager at China National Software & Service Co, LTD from November 2008 to July 2013. Ms. Cheng is a certified Tax Agent and Senior Accountant. She got her Bachelor of Management from Beijing Jiaotong University.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 6, 2020

WINS FINANCE HOLDINGS INC.

By:	/s/ Renhui Mu
Name:	Renhui Mu
Title:	Chief Executive Officer